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3-11-02



SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28026



FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD ENDING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CHARLES AKAR & ASSOCIATES, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8551 WEST SUNRISE BOULEVARD, SUITE 102A
(No. and Street)

PLANTATION (City) FLORIDA (State) 33322 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EMIL A. AKAR (954) 476-7011
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SOULE & ASSOCIATES, P.A.
(Name -- *if individual, state last, first and middle name*)

2013 Herb Court (Address) Tallahassee (City) Florida (State) 32312 (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).
SEC 1410(2-89)

3/19

OATH OR AFFIRMATION

I, EMIL A. AKAR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CHARLES AKAR & ASSOCIATES, INC., as of DECEMBER 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Emil A. Akar
Signature

President
Title

Sandra Strum
Notary Public


NOTARY PUBLIC
STATE OF FLORIDA
SANDRA D. STRUM
MY COMMISSION # DD 025454
EXPIRES: June 18, 2005
1-800-3-NOTARY
FL Notary Service & Bonding, Inc.

This report ** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Cash Flow.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession of control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CHARLES, AKAR & ASSOCIATES, INC.

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

CONTENTS

SOULE & ASSOCIATES, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

BRUCE D. SOULE, CPA

2013 HERB COURT
TALLAHASSEE, FL 32312
TELEPHONE: (850) 894-3135
FAX: (850) 894-3155
TOLL FREE: (888) 864-5464
E-MAIL: bdscpa@prodigy.net

INDEPENDENT AUDITORS' REPORT

Stockholder
Charles, Akar & Associates, Inc.
Fort Lauderdale, Florida

We have audited the accompanying balance sheet of **Charles, Akar & Associates, Inc.** as of December 31, 2001 and 2000, and the related statements of income and retained earnings, changes in stockholder equity, changes in liabilities subordinated to claims of general creditors, and cash flow for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Charles, Akar & Associates, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flow for the years then ended, in conformity with generally accepted accounting principles applied on a consistent basis.

SOULE & ASSOCIATES, P.A.


Soule + Associates, PA

Certified Public Accountants

January 29, 2002

CHARLES, AKAR ASSOCIATES, INC.

BALANCE SHEET

DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS		
CURRENT ASSETS:		
Cash	$ 44 167	$ 46 718
Accounts receivable	12 279	23 907
Inventory	-0-	1 625
Prepaid expenses	879	1 566
Total current assets	57 325	73 816
FURNITURE AND EQUIPMENT AT COST:		
Furniture and equipment	36 993	36 061
Less accumulated depreciation	27 000	22 526
Net furniture and equipment	9 993	13 535
OTHER ASSET:		
Rent deposit	1 392	1 392
TOTAL	$ 68 710	$ 88 743
LIABILITIES AND STOCKHOLDER EQUITY		
CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$ 6 788	$ 6 845
Commissions payable	634	1 864
Payroll taxes payable	2 025	3 630
Total current liabilities	9 447	12 339
STOCKHOLDER EQUITY:		
Common stock - $1.00 par value, 5,000 shares authorized, 20 shares issued and outstanding	20	20
Additional paid-in capital	20 943	20 943
Retained earnings	38 300	55 441
Total stockholder equity	59 263	76 404
TOTAL	$ 68 710	$ 88 743

The accompanying notes are an integral part of these financial statements.

CHARLES, AKAR & ASSOCIATES, INC.

STATEMENT OF INCOME AND RETAINED EARNINGS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
REVENUES:		
Commisions	$ 325 658	$ 534 431
Management fee income	100 375	21 615
Other income	5 186	10 177
Total revenue	431 219	566 223
EXPENSES:		
Clearing charges	66 414	105 208
Commissions and wages	73 061	98 386
Data and regulation	13 690	13 798
Rent expense	22 652	16 791
Other expenses	85 323	148 610
Total expenses	261 140	382 793
INCOME BEFORE TAXES	170 079	183 430
PROVISION FOR INCOME TAXES	-0-	-0-
NET INCOME	170 079	183 430
RETAINED EARNINGS - Beginning of year	55 441	64 293
TOTAL	225 520	247 723
LESS DIVIDEND DISTRIBUTIONS	187 220	192 282
RETAINED EARNINGS - End of year	$ 38 300	$ 55 441

The accompanying notes are an integral part of these financial statements.

CHARLES, AKAR & ASSOCIATES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	Common stock		Additional paid-in capital	Retained earnings
	Shares	Amount		
BALANCE – January 1, 2000	20	$ 20	$ 20 943	$ 64 293
Net income for year				183 430
Dividend distributions				(192 282)
BALANCE - December 31, 2000	20	20	20 943	55 441
Net income for year				170 079
Dividend distributions				(187 220)
BALANCE – December 31, 2001	20	$ 20	$ 20 943	$ 38 300

The accompanying notes are an integral part of these financial statements.

CHARLES, AKAR & ASSOCIATES, INC.

STATEMENT OF CASH FLOW

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Cash Flow From Operating Activities:		
Net income	$ 170 079	$ 183 430
Adjustment to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	4 474	4 524
(Increase) in accounts receivable	11 628	(952)
(Increase) in inventory	1 625	(1 625)
(Increase) in prepaid expenses	687	(959)
Increase (decrease) in accounts payable	(57)	2 364
Increase (decrease) in commissions payable	(1 230)	(1 681)
Increase in payroll taxes payable	(1 605)	1 467
Net cash flow provided by operating activites	185 601	186 568
Cash Flow From Investing Activities:		
Purchase of fumiture and equipment	932	8 505
Net cash flow provided by (used in) investing activities	(932)	(8 505)
Cash Flow From Financing Activities:		
Dividend distribution to officer shareholder	187 220	192 282
Net cash flow provided by (used in) financing activities	(187 220)	(192 282)
Net Increase (Decrease) In Cash	(2 551)	(14 219)
Cash At Beginning of Year	46 718	60 937
Cash At End of Year	$ 44 167	$ 46 718

The accompanying notes are an integral part of these financial statements.

CHARLES, AKAR & ASSOCIATES, INC.

STATEMENT OF CHANGES IN LIABILITIES

SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

SUBORDINATED LIABILITIES AT JANUARY 1, 2000	$ -0-
Changes during the year	-0-
SUBORDINATED LIABILITIES AT DECEMBER 31, 2000	-0-
Changes during the year	-0-
SUBORDINATED LIABILITIES AT DECEMBER 31, 2001	$ -0-

The accompanying notes are an integral part of these financial statements.

CHARLES, AKAR & ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

NOTE 1 - BUSINESS AND ORGANIZATION

The Company was incorporated in Florida on June 18, 1982. The Company is registered as a broker-dealer under the Securities and Exchange Act of 1934, as amended, and is a member of the National Association of Securities Dealers, Inc.

The Company acts as an introducing broker through a clearing arrangement with a broker-dealer on a fully disclosed basis. This broker-dealer provides clearing services, handles funds of the Company's customers, holds securities, and remits activity statements to the customers.

The Company sells investment-related products, primarily securities to the small investor in Southeast Florida.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

RECOGNITION OF COMMISSION INCOME - Customer's securities transactions are recorded on a trade date basis with related commission income and expenses recorded on a trade date basis.

MARKET – The Company eams commissions on retail stock transactions sold to customers primarily in the South Florida area.

USE OF ESTIMATES – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

DEPRECIATION - Furniture and equipment are being depreciated on a straight-line basis over a period generally not to exceed five years.

NOTE 3 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities & Exchange Commission's uniform Net Capital Rule (Rule 15c 3-1) which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. Net capital and the related net capital ratio fluctuates on a daily basis; however, as of December 31, 2001 and 2000 the net capital ratio was 0.20 to 1 and 0.21 to 1 and net capital was $46 957 and $59 384 which exceeded the minimum net capital requirement by $41,957 and $54 384.

CHARLES, AKAR & ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

NOTE 4 - CASH

Included in cash is a $25,042 and $25,284, respectively, interest-earning deposit retained by the clearing broker-dealer to offset unsecured customer debits.

NOTE 5 - INCOME TAXES

The Company elected to become a Small Business Corporation, effective June 1, 1996. Therefore, since the shareholder pays personal tax on the income of the Company, there is no provision for income taxes in the Company.

NOTE 6 - COMMITMENTS

The Company rents their office space for $1,119 per month plus the common area maintenance charge under a lease which expires May 31, 2002. The minimum annual rental payments for the next five years are as follows:

December 31,	2002	$ 5 816
	2003	-0-
	2004	-0-
	2005	-0-
	2006	-0-

SOULE & ASSOCIATES, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

BRUCE D. SOULE, CPA

2013 HERB COURT
TALLAHASSEE, FL 32312
TELEPHONE: (850) 894-3135
FAX: (850) 894-3155
TOLL FREE: (888) 864-5464
E-MAIL: bdscpa@prodigy.net

ACCOUNTANTS' REPORT ON SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 19 a-5

Stockholder
Charles, Akar & Associates, Inc.
Fort Lauderdale, Florida

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules presented in pages ten and eleven is presented for purposes of additional analysis and is not a required part of the basic financial statements but is required by Rule 17a-5 of the Securities & Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole. Further, it is our opinion that the schedules present fairly, the information therein in conformity with the rules of the Securities & Exchange Commission.

SOULE & ASSOCIATES, P.A.



Certified Public Accountants

January 29, 2002

CHARLES, AKAR & ASSOCIATES, INC.

SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5

DECEMBER 31, 2001 AND 2000

	2001	2000
COMPUTATION OF NET CAPITAL		
Total stockholder equity	$ 59 263	$ 76 404
Deductions and/or charges:		
Nonallowable assets:		
Other assets	(2 313)	(3 241)
Furniture and equipment	(9 993)	(13 535)
15% haircut on inventory	-0-	(244)
NET CAPITAL	$ 46 957	$ 59 384
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Net capital required (greater of a or b)	$ 5 000	$ 5 000
a. Minimum capital required (6-2/3% of aggregate indebtedness)	$ 630	$ 823
b. Minimum dollar of net capital required	$ 5 000	$ 5 000
Excess net capital	$ 41 957	$ 54 384
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness	$ 9 447	$ 12 339
Ratio of aggregate indebtedness to net capital	0.20:1	0.21:1

CHARLES, AKAR & ASSOCIATES, INC.

SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5 (CONTINUED)

DECEMBER 31, 2001 AND 2000

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

The net capital per the FOCUS Report for the quarter ended December 31, 2001 and 2000 was $47,360 and $58,436.

	2001	2000
The adjustments which reconcile the net capital as shown on the FOCUS Report	$ 47 360	$ 58 436
1. Increase in net capital due to trade date adjustment	1 464	2 912
2. Net increase in accounts payable	(1 825)	(3 062)
3. Excess cash deposit over requirement	(42)	(284)
4. Inventory less security haircut	-0-	1 382
Net capital per report	$ 46 957	$ 59 384

EXEMPTIVE PROVISION UNDER RULE 15c3-3

With respect to the Computation for Determination of Reserve Requirements and Information relating to the Possession or Control Requirements under Rule 15c3-3, Charles, Akar & Associates, Inc. qualifies for exemption under subparagraph (K)(2)(ii) of the Rule.

SOULE & ASSOCIATES, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

BRUCE D. SOULE, CPA

2013 HERB COURT
TALLAHASSEE, FL 32312
TELEPHONE: (850) 894-3135
FAX: (850) 894-3155
TOLL FREE: (888) 864-5464
E-MAIL: bdscpa@prodigy.net

INDEPENDENT ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

Stockholder
Charles, Akar & Associates, Inc.
Fort Lauderdale, Florida

We have examined the financial statements of **Charles, Akar & Associates, Inc.** for the year ended December 31, 2001 and have issued our report thereon, dated January 29,2002. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities Exchange Act of 1934. This study and evaluation included, in the accounting system, the procedures for safeguarding securities and the practices and procedures followed by the Company in making the periodic computations of net capital under Rule 17a-3(a)(11). Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of our examination would be disclosed. The purposes of our study and evaluation were to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the Company's financial statements and to provide a basis of reporting material weaknesses in internal accounting control under Rule 17a-5. Our study and evaluation was more limited than would be necessary to express an opinion on the system of internal accounting control taken as a whole.

We have found that, with respect to Rule 15c3-3, the Company does not obtain and maintain physical possession or control of any fully paid or excess margin securities of customers.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of a system are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

INDEPENDENT ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

(CONTINUED)

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation, described in the first paragraph, would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of the Company taken as a whole. However, our study and evaluation disclosed no condition that we believe to be a material weakness.

This report is intended solely for the use of management, the Securities & Exchange Commission, and other regulatory agencies pursuant to their requirements and should not be used for any other purpose.

SOULE & ASSOCIATES, P.A.



Certified Public Accountants

January 29, 2002